

February 1, 2021

Joseph Francella
Chief Executive Officer
Limitless Venture Group Inc.
121 E. 36th Street
Tulsa, OK 74106

      Re: Limitless Venture Group Inc.
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 3
           Filed January 27, 2021
           File No. 024-11128

Dear Mr. Francella:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No. 3 to Form 1-A filed January 27, 2021

Item 7. Description of Business, page 15

1.   We note your response to prior comment 1 and revised disclosure and reissue in part. In addition, we note your disclosure of your various acquisition agreements you entered into recently, including Jasper Benefit Solutions, LLC, Keto Sports, Inc. and Black Ghost Enterprises, Inc. Please file your material acquisition agreements as an exhibit to the offering circular or tell us why it is not material. Refer to Item 17 of Part III to Form 1-A.

Market Opportunity, page 15

2.   We note your updated disclosure, including the claim that, "Jasper's positioning in the small to medium Groups market is considered largely underserved and valued at over $30 billion in the US Mid-Atlantic region alone." Please disclose the basis for this statement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jason L. Drory at 202-551-8342 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Thomas C. Cook